UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 29, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer

Earnings Release

3rd quarter of 2024
(BRGAAP)


Santander

Santander

Index

Earning Release of the 3rd quarter of 2024 (BRGAAP)

The third quarter results reflect the evolution towards our ambition of being the most present bank in the lives of our customers. Our volumes performance results from discipline in capital allocation, prioritizing operations with higher profitability and good asset quality. Furthermore, we remain focused on hyper-personalization, which contributes to a better experience with real-time customized offers, along with adaptive journeys strengthening our expertise in credit. In funding, we continue to make progress in our mix, seeking to increase the representativeness of Retail, now bolstered by the combined offerings of Toro and Santander. The NII was benefited both by improvement in the customer NII, with better spreads, and by higher market results. Additionally, we achieved an increase in fees, which reinforces our portfolio diversification. Regarding the quality of our assets, the allowance for loan losses remained controlled, growing at a slower pace than our credit portfolio. In costs and efficiency, we continue to solidify our productivity culture.

In 2024, we began a new way of engaging with our customers by launching "*Começa Agora*" (It starts here), through which we introduced the "free" offering, with a complete redesign focused on massive incomes. Regarding high income, in addition to a new approach for the Select segment, we reinforced our personalized experience with global attributes. In October, we are celebrating our new brand positioning at "Santander Empresas", which is closer, more available and integrated into our customers' businesses, along with a new offering for SMEs that prioritizes the primary relationship. Additionally, it is worth highlighting the combination of Toro and Santander offerings, aiming to build the best investment platform in the market, based on humanized relationships with scale and digital excellence, a key lever of our retail funding expansion plan.

Regarding the evolution of our strategic agenda over the past two years, we have focused on being our customers' primary bank, obsessively striving to provide the greatest experience. Guided by our strategic pillars of (i) customer centrality; (ii) scaling up, through the expansion of the customer base and a comprehensive multichannel offering; (iii) revenue diversification, growing in retail deposits and commissions; (iv) expertise in credit and efficiency, intensifying our strengths in portfolio and cost management for the benefit of our customers; and (v) leveraging our key enablers, which are people and technology, being essential components to support our transformation. We are building a much more solid operation capable of generating consistent and long-term results.

We will start 2025 ready to continue our path to evolve ROE, using technology as an important lever to create value and hyper-personalized experiences for our customers, while also reducing the cost to serve. We will grow by prioritizing the primary relationship focusing on the pillars of (i) transactionality, essential for the customer primacy and a driver of our revenue diversification strategy; (ii) investments, the fundamental lever of our retail funding expansion plan; and (iii) credit, with relentless discipline in capital allocation, being a complementary element to the other pillars.

We will maintain a consistent evolution of our profitability, driven by our strategic pillars and the evolution of constant transformation levers with our customers, employees, shareholders, and society. We understand that we play a vital role in the transition to a more inclusive and sustainable economy, acting as a catalyst for change.

MARIO LEÃO
CEO OF SANTANDER BRASIL

Financial Highlights | 3Q24

Expanded Loan Portfolio
R$ 663.5 billion (-0.3% QoQ and +6.1% YoY)

Portfolio expansion prioritizing strategic businesses

Net Interest Income
R$ 15.2 billion (+3.2% QoQ and +15.8% YoY)

Consistent growth with an increase in spreads

Recurring cost of risk[1] | 12M
3.7% (Stable QoQ and -0.6 p.p. YoY)

LLP under control growing at a lower pace than the loan book

Fees
R$ 5.3 billion (+2.9% QoQ and +13.3% YoY)

Fees expanding leading to portfolio diversification

Funding balance
R$ 641.3 billion (-0.2% QoQ and +4.9% YoY)

Funding mix evolution with higher individuals' representativeness

Expenses
R$ 6.5 billion (+2.3% QoQ and +5.9% YoY)

Diligent expenses control with continuous evolution in our efficiency ratio

ROAE
17.0%
(+1.5 p.p. QoQ e +3.9 p.p. YoY)

Net profit
R$ 3.7 billion
(+10.0% QoQ e +34.3% YoY)

(1) Disregards (i) additional provision booked for a specific case in Wholesale in 4Q23 and (ii) additional provision booked in 2Q24 of R$1,930 million.

Strategy progress:

Customer Centricity

Technological evolution to serve our customers where, how and when they desire


COMEÇA AGORA
uma nova relação do Santander com você.
Santander


COMEÇA EM VOCÊ
COMEÇA AGORA
Santander Select


COMEÇA TODOS OS DIAS
COMEÇA AGORA
Santander Empresas

Integrated customer perspective

We remain focused on being the most present bank in our customers' lives. Our customer centricity strategy results in a sustainable growth of our base, especially among customers with primacy[1], in the evolution of satisfaction, as measured by the NPS, and increase in profitability. We expanded our customer base by 6% YoY, reaching 68.3 million. Individuals' customers with primacy grew 11% over the year.

The evolution of our business model, utilizing technology extensively to serve the customers when, how, and where they desire, enables continuous enhancement of their journey, with product offerings better suited to their profile, always focusing on principality. To drive the recovery of our profitability, we will keep focus on our three pillars of principality: transactionality, credit and investments.

Customers

Total
68.3 million
+6% YoY

Customers with primacy[1]
+11% YoY

Individuals NPS
62 points
+11 points in 2 years
+8 points YoY

Obsession with a complete customer experience

We are continuously striving to improve our offerings and customer service by combining a humanized and digital approach with high technology to deliver the best experience for our customers in all interactions with the Bank. In the digital journey, we continue to focus on enhancing the customer experience and the ongoing technological evolution, advancing the improvement of our App through journeys that are becoming increasingly simpler. As a result, over the past two years, we have expanded the number of digital functionalities available by 13 p.p., and we have seen twice as many interactions utilizing AI in the chatbot. We also achieved 96% of our operations in cloud.

In the assisted journey, which encompasses our physical and remote channels, we have a new store model that positions the store as a convenience center and part of a full multichannel offering. With a focus on being increasingly solution-oriented to enhance our customers' experience, our first-call resolution rate reached 96%.


Digital journey
App Mobile NPS
68
71
73
73
74
3Q23
4Q23
1Q24
2Q24
3Q24


Assisted journey
Remote NPS
Store NPS
66 62
71 63
73 70
74 76
78 80
3Q23
4Q23
1Q24
2Q24
3Q24

(1) Considering transactionality, loans, and investments, requiring at least two of these verticals for the bank to be considered as the primary one for Individual's customer.

Transactionality


AMERICAN EXPRESS
Santander
UNIQUE

Fundamental pillar for **customer primacy**

Booster for the **revenue diversification** strategy

Focus on **being present in the daily lives** of our customers

Cards

Key driver of transactionality

We consider cards as a key transactionality lever, serving as a business driver. This quarter, we sustained an increasing recurrence in the use of our cards, which reflects increases in credit transaction volume (+10% YoY), average spending growth (+10% YoY), expansion of the active customer base[1] and a 5 p.p. YoY rise in activation[2], beneficiating the consistent and sustainable growth in credit turnover (+15% YoY). Currently, 87% of our card customers are account holders, who are customers with a better risk profile, representing a 3 p.p. growth over the year. Aiming to be more present in our customers' lives and continuously improving our relationship, we increased customer satisfaction in 1 point YoY, with a NPS of 86 points.

By leveraging our global presence, we are building a new cloud-based single card platform with the Santander Group, allowing for the exchange of experiences and functionalities, and providing greater agility and benefits to customers.

In the high-income segment, we offer Select Global, a digital international account with a card accepted in more than 200 countries, delivering a unique experience to the customer.

Transactionality on the segments

Transactionality serves as a booster for our revenue diversification strategy, which has been increasingly evolving. Consequently, we have seen growth in the share of fees relative to total revenues in Individuals of 7 p.p. over 2 years. In SMEs, we continue to strengthen customer's primacy by promoting a journey that is increasingly simpler, more intuitive and digital, alongside our comprehensive partnership with Getnet. As a result, SMEs customers with a full offering of products and services generate 4 times more revenue.

We believe that to provide the best transactionality customer experience is necessary to ensure stability in our channels and a simple journey. Thus, we keep investing, maintaining our 1st spot on Downdetector and have cut down the browsing time in our app during the PIX[3] journey by 30%.

Leveraging technology for an enhanced customer experience

Emphasis on channel **stability**, keeping the 1st position on Downdetector rank

Substantial **evolution in the PIX[3] journey**

- Journey in 2 steps, along with a 30% shorter browsing time
- 83 points in NPS, increase of 16 points YoY

(1) Active customers with credit card. (2) Activation within 3 months of signing up. (3) Individuals PIX.

Strategy progress:

Credit

Credit serves as a complementary component of transactionality and investments, with hyper-personalization contributing to boost the customer experience, through real-time customized offers, as well as adaptive journeys, strengthening our credit expertise. Furthermore, we have adopted an increasingly smarter approach through Open Finance for SMEs and Individuals.

Hyper-personalization | Value creation through a hyper-personalized experience for customers

- Customized offering based on the customer profile in **real time**
- **Data-driven prospecting** with a decrease in acquisition cost
- **Adaptive journeys** featuring dynamic revaluation of credit decisions
- **Smart approach** utilizing Open Finance for SMEs and Individuals

Individuals

Focus on asset quality and profitability

We are focusing on the quality and profitability of our credit operations through selective growth and by favoring the overall relationship with our customers. With this in mind, we have increased the share of Select customers in our individual loan portfolios by 5 p.p in two years. This customer generates 13 times more net revenue and has a 40% lower NPL compared to other individuals' segments. In the mass income segment, hyper-personalization and the focus on the overall relationship with our customers contributed to a 113% increase in net revenues in 3Q24 compared to the same period last year, alongside a 12% drop in the cost to serve, thereby improving our efficiency. All of this while keeping the 90-day NPL ratio stable and achieving a reduction of 1.6 p.p. in the 15 to 90 days NPL ratio, on an annual comparison basis.

Loan portfolio mix by segment


23%
77%
27%
73%
28%
72%
Sep/22
Sep/23
Sep/24
Others in individuals
Select

Santander Financiamentos

Consumer Finance as the highlight in the credit pillar

We remain a benchmark as a convenience provider, with a simplified journey, where our customers are able to obtain financing in just 4 clicks with high-quality service, offered in all interactions with the bank. Those factors combined with strong commercial capabilities and robust distribution networks, as well as strategic partnerships with 6 of the 10 largest automotive brands, enable us to maintain our leadership in the individual auto loan segment in the country, holding a 22% market share[1].

Our loan portfolio reached R$ 79.0 billion in the quarter (+20% YoY), led by auto loans with a portfolio of R$ 70.5 billion (+21% YoY). We are focused on selective and qualified growth based on profitability, resulting in an 33% increase in net revenue over the year while keeping expenses stable during the period. Additionally, we maintained NPL ratios (over 90) under control, attaining a decrease of 1 p.p. over the year.

Furthermore, we are still exploring product cross-selling, advancing 75% in current accounts in the 3Q24 in comparison with the same quarter of 2023. This has led to a high customer satisfaction level, with an NPS of 91, up by 2 points over the year.

(1) Data-base: August/24.

Strategy progress:

Customer Centricity | Transactionality | Credit | **Investments** | Culture and People

Investments
Expansion of the funding plan

Focus on expanding retail funding by leveraging the robustness of Toro and Santander. **Building the best investment platform in the market, grounded in a humanized relationship with scale and digital excellence.**

The combination of Toro and Santander's offerings creates a full investment ecosystem, featuring unique advisory and curation, and providing a comprehensive range of financial products customized for each investors' profile.

Digital DNA in an open platform
providing the best experience in equities

Close and specialized human channel
with a full-banking offering

Toro

+35%
Active customers in two years

+90%
AuC in two years



Retail

We reached R$ 23 billion in net inflows[1] in 9M24, marking a growth of 26% YoY. The base of individual investors, with investments above R$ 100,000, expanded by 10% YoY.

With the customer in mind, we are merging cutting-edge technology with open finance to achieve customer hyper-personalization. As a result of our efforts, our NPS reached 78 (+3 points QoQ).

R$ 23 billion of net inflow
(+26% vs 9M23)

+10% YoY Individuals' investment clients

Santander AAA

We keep evolving in our expansion plan, leveraging artificial intelligence to further customize the customer experience.

We have a total of 1.7 thousand advisors and an average quarterly net inflow of R$ 3.8 million per advisor in the 3Q24 (+76% YoY), as well as a high level of customer satisfaction, reflected in an NPS of 80[2] (+7 points QoQ).

R$ 6.3 billion of net inflow
(+133% vs 3Q23)

R$ 3.8 million of average net inflow per advisor
(+76% vs 3Q23)

(1) Retail inflows include AAA. (2) There were methodological changes

Strategy progress:

Customer Centricity | Transactionality | Credit | Investments | Culture and People

SMEs

Wide presence and competitive advantages to drive business growth

As a continuation of "Começa Agora" (It starts here), which was launched in Apr/24, we celebrated in October our new brand positioning at Santander Empresas, making it closer, more available and integrated into our clients' businesses, along with a new offering for SMEs that emphasizes the primary relationship. We provide comprehensive solutions and a rewards journey, where the greater the transactionality the greater the benefit for the customer, in addition to an educational program aimed at developing and advancing the customer's business.

We continue to expand the SMEs segment through greater transactionality, providing consistent credit, and increasing our funding, as well as continuously enhancing our customers' experience with personalized offerings tailored to their needs. Moreover, we are investing in bolstering our team of specialists[1], which has grown by 12% YoY, while keeping our focus on digitizing our customers and processes. In response to our efforts, we have expanded our NPS in 24 points in 2 years, achieving 44 points.

New offering

- **Full solutions** package for all-sized businesses boosted by our partnership with Getnet
- **Rewards journey**, featuring **transactionality-based** benefits
- **Close and humanized customer service approach** available nationwide
- ***AVANÇAR*** (ADVANCE) program to **support** the customer's business **development**

(1) E1 specialists with customer portfolio.


QUANTO MAIS
VOCÊ USA, MAIS
BENEFÍCIOS.
COMEÇA TODOS OS DIAS
COMEÇA AGORA
santander.com.br/pj
Santander Empresas

Strategy progress:

Customer Centricity | Transactionality | Credit | Investments | **Culture and People**

Our people are the **greatest lever for delighting our customers**

Our growth story intertwines with the story of our people, and with the compromise to building a strong company, set to offer the best experience to our customers and communities around us. To achieve this, we continue to strengthen our unique and horizontal culture based on empowerment, proactivity, and diversity, fostering an environment of constant innovation.

We were elected the **8th Best Company to Work** for in the national ranking by **GPTW**, moving up two positions from last year, and we ranked **2nd among Financial Institutions.**

eNPS[1] 80 pts



Diversity **& Inclusion**

36%
Black and brown employees
+7 p.p. in 2 years
+1 p.p. YoY

35%
Women in leadership roles
+3 p.p. in 2 years
-1 p.p. YoY

Santander Academy, **strengthening our culture**

Training sessions aimed at developing our leadership and employees, with the goal of enhancing strategic competencies focused on our customers' experience, such as: customer centricity, innovation, data culture, sustainability, productivity and efficiency.

92% of employees participated in **training** during the year

65% **of internal courses** are taught by our own employees

(1) eNPS (Employee Net Promoter Score) – measurement of employee satisfaction levels.

Strategy progress:

Sustainability

Our sustainability history started over 20 years ago. Throughout this period, we have undergone a significant evolution journey, during which we have refined our programs, businesses and governance pertaining to the theme.

In this journey, the highlights are the assessment and mitigation of social, environmental, and climate risks when providing loans to projects and companies; the generation of businesses that support customers' transition towards a low-carbon economy; and the building of a more inclusive society through actions in education, employability and entrepreneurship, in addition to financial and social inclusion. Many of these initiatives are accompanied by global goals in areas where we have the greatest potential impact, such as net zero, financial inclusion, and diversity. **To ensure proper governance of this process, we rely on robust policies and controls, supported by senior leadership.**







Main quarter highlights:

- We enabled R$ 22.6 billion in sustainable businesses, achieving a portfolio[1] of R$ 35.3 billion, which includes green bond issuances, clean energy financing, and dedicated product options.
- One of these initiatives is Prospera Santander Microfinance, which has been providing financial solutions to entrepreneurs since 2002. During the quarter, our portfolio reached R$ 3.2 billion, increase of 8.2% YoY, serving 1.1 million customers and 1.7 thousand communities in the country.
- Through Santander Universidades, we totaled 108.5 thousand individuals being benefited from courses and scholarships, representing an investment of R$ 16.8 million (+19.8% YoY).
- We are part of the Idiversa B3 index, which we have been a member since 2022. This is the first index dedicated to diversity in Latin America.
- We published our Emissions Inventory in the Public Emissions Registry, a Brazilian platform for the supervision of greenhouse gas (GHG) emissions from organizations participating in the Brazilian GHG Protocol Program.

(1) Total business enabled includes the Bank's balance sheet financing operations and market issuances.

3rd quarter 2024 Performance Analysis

During the quarter, we sustained the positive evolution of our results, evidenced by profit growth and controlled asset quality, indicating management consistency and alignment with our strategy.

Total revenues keep a favorable performance and are growing above expenses. Net interest income expands, with a YoY growth of 15.8%, due to increases in both client NII, +8.0% over the year, aided by higher volumes and mix, and market NII, stemming from better treasury results.

Fees grew by 13.3% in the year and 2.9% over the quarter, driven by cards and insurance, while keeping the focus on pursuing revenue diversification to achieve a more balanced results perspective between loans and services.

On an annual comparison basis, the expanded loan portfolio advanced by 6.1%, as we prioritized strategic businesses. In quarterly terms, the portfolio remained stable, reflecting our capital allocation discipline, with focus on higher profitability lines and good asset quality.

In terms of funding, we grew 4.9% YoY, guided by our goal of attaining a more balanced mix between individual and corporate, where we reached a 44% share from the individual segment, a rise of 2 p.p. over two years. Quarterly, funding remained stable, which is consistent with our funding management strategy.

Our loan quality indicators are under control, with an improvement in short-term NPL of 0.5 p.p. over twelve months and remaining stable in the quarter.

Expenses rose by 5.9% for the year, slower than the growth of our revenues, a reflection of efficient management, leading to an improvement in the efficiency ratio, which stood at 38.9% (-3.6 p.p. YoY), the lowest level in the past 12 months.

The net profit for the quarter totaled R$ 3.7 billion, advancing by 34.3% from the previous year and 10.0% from last quarter, leading to a ROAE of 17.0%, an increase of 3.9 p.p. YoY and 1.5 p.p. in three months. We remain deeply committed to pursuing solid and consistent growth, driven by an unyielding obsession with enhancing our customers' experience.

GUSTAVO ALEJO,
CFO OF SANTANDER BRASIL

Quarterly Highlights
(3Q24 x 3Q23)

Managerial Net Profit
R$ 3.7 billion | +34.3%

Expanded loan portfolio
R$ 664 billion | +6.1%

Funding from Clients
R$ 641 billion | +4.9%

Client NII
R$ 14.9 billion | +8.0%

Market NII
R$ 325 million | n.a.

Recurring Cost of Risk [1] 12M
3.7% | -0.6 p.p.

Efficiency ratio
38.9% | -3.6 p.p.

ROAE
17.0% | +3.9 p.p.

(1) Disregards (i) additional provision booked for a specific case in Wholesale in 4Q23 and (ii) additional provision booked in 2Q24 of R$ 1,930 million.

Executive Summary

R$ million	3Q24	2Q24	3Q24 x 2Q24	3Q23	3Q24 x 3Q23
Managerial Net Profit	3,664	3,332	10.0%	2,729	34.3%
Performance indicators					
Managerial return on average equity[1] - annualized	17.0%	15.5%	1.5 p.p.	13.1%	3.9 p.p.
Managerial return on average asset[1] - annualized	1.2%	1.1%	0.1 p.p.	1.0%	0.2 p.p.
Efficiency ratio[2]	38.9%	39.3%	-0.4 p.p.	42.5%	-3.6 p.p.
Recurrence ratio[3]	82.6%	82.1%	0.5 p.p.	77.2%	5.4 p.p.
NPL ratio (15 to 90 days)	3.6%	3.5%	0.02 p.p.	4.0%	-0.5 p.p.
NPL ratio (over 60 days)	3.8%	3.9%	-0.02 p.p.	3.8%	0.1 p.p.
NPL ratio (over 90 days)	3.2%	3.2%	0.1 p.p.	3.0%	0.2 p.p.
Coverage ratio (over 90 days)	200%	215%	-15.2 p.p.	230%	-29.6 p.p.
Balance sheet	**Sep/24**	**Jun/24**	**Sep/24 x Jun/24**	**Sep/23**	**Sep/24 x Sep/23**
Total Assets	1,285,352	1,248,625	2.9%	1,162,093	10.6%
Loan portfolio	535,958	538,502	-0.5%	502,626	6.6%
Total expanded loan portfolio[4]	663,503	665,592	-0.3%	625,487	6.1%
Funding from clients[5]	641,252	642,406	-0.2%	611,365	4.9%
Equity	88,770	87,955	0.9%	84,793	4.7%
BIS ratio	15.3%	14.4%	0.9 p.p.	14.3%	1.0 p.p.
CET1 ratio	11.0%	11.2%	-0.2 p.p.	11.2%	-0.2 p.p.
Shares Indicators	**3Q24**	**2Q24**	**3Q24 x 2Q24**	**3Q23**	**3Q24 x 3Q23**
Market Cap (R$ million)	105,791	103,239	2.5%	97,711	8.3%
Managerial Net Profit by unit (R$) - annualized	3.93	3.57	10.0%	2.93	34.0%
Accounting net profit by unit (R$) - annualized	3.80	3.48	9.2%	2.84	33.9%
Total shares by the end of the period - million[6]	7,460	7,460	-	7,444	16
Book value by unit (R$)	23.18	22.93	1.1%	22.52	2.9%
IoC and Dividends[7] (R$ million)	1,500	1,500	-	1,500	-
Other data	**Sep/24**	**Jun/24**	**Sep/24 x Jun/24**	**Sep/23**	**Sep/24 x Sep/23**
Employees	55,035	55,091	(56)	55,739	(704)
Stores	1,292	1,378	(86)	1,546	(254)
Points of sale	1,082	1,129	(47)	1,210	(128)
Own ATMs	7,919	8,404	(485)	10,153	(2,234)
Shared ATMs	23,777	23,872	(95)	24,098	(321)

(1) Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 2,311 in September 2024, R$ 2,412 million in June 2024 and R$ 987 million in September 2023.

(2) Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries).

(3) Recurrence Ratio: Fees / General Expenses.

(4) Including private securities and guarantees (Agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, mortgage receivables certificates - "CRI", international distribution promissory notes, promissory notes.

(5) Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes - "LCA", Mortgage Credit Notes - "LCI", Financial Bills, Certificates of Structured Operations - "COE", and Secured Mortgage Notes - "LIG".

(6) Number of shares representing the outstanding share capital, excluding treasury shares.

(7) Sep/24: On July 10th of 2024, approved the distribution of IoC in the amount of R$ 1,500 million with payment starting on August 9th, 2024. Jun/24: On April 10th of 2024, the distribution of IoC in the amount of R$ 1,500 million was approved, with payments beginning May 15th of 2024. Sep/23: On July 13th of 2023, the distribution of IoC in the amount of R$ 1,500 million was approved, with payments beginning August 16th of 2023.

Managerial Income Statement

R$ million

	3Q24	2Q24	3Q24 x 2Q24	3Q23	3Q24 x 3Q23
Net Interest Income	15,227	14,751	3.2%	13,151	15.8%
Client NII	14,902	14,493	2.8%	13,797	8.0%
Market NII	325	258	26.1%	(647)	n.a.
Fees	5,334	5,182	2.9%	4,707	13.3%
Total Revenue	**20,561**	**19,933**	**3.2%**	**17,857**	**15.1%**
Allowance for Loan Losses	(5,884)	(5,896)	-0.2%	(5,618)	4.7%
Provision for Loan Losses	(6,797)	(6,631)	2.5%	(6,487)	4.8%
Income from the Recovery of Written-Off Loans	913	735	24.2%	869	5.1%
General Expenses	(6,457)	(6,314)	2.3%	(6,095)	5.9%
Personnel Expenses	(3,026)	(2,979)	1.6%	(2,793)	8.3%
Administrative Expenses	(3,431)	(3,336)	2.9%	(3,302)	3.9%
Tax Expenses	(1,409)	(1,369)	2.9%	(1,260)	11.9%
Investments in Affiliates and Subsidiaries	69	44	55.9%	47	48.1%
Other Operating Income/Expenses	(2,613)	(2,535)	3.1%	(2,301)	13.6%
Operating Income	**4,267**	**3,863**	**10.5%**	**2,630**	**62.2%**
Non Operating Income	66	44	49.9%	20	n.a.
Profit before Tax	**4,333**	**3,907**	**10.9%**	**2,651**	**63.5%**
Income Tax and Social Contribution	(630)	(530)	18.9%	102	n.a.
Minority Interest	(39)	(45)	-13.3%	(23)	68.4%
Managerial Net Profit	**3,664**	**3,332**	**10.0%**	**2,729**	**34.3%**
Accounting Net Profit	**3,548**	**3,247**	**9.2%**	**2,644**	**34.2%**

Managerial net profit and ROAE

R$ million



3.9 p.p.
1.5 p.p.
ROAE
13.1%
12.3%[1]
14.1%
15.5%
17.0%
2,729
2,204
3,021
3,332
3,664
3Q23
4Q23
1Q24
2Q24
3Q24

(1) Disregards specific case in wholesale segment occurred in 4Q23. Considering this effect, ROAE would have been 10.4% in 4Q23.

Net Interest Income

R$ million	3Q24	2Q24	3Q24 x 2Q24	3Q23	3Q24 x 3Q23
Client NII	**14,902**	**14,493**	**2.8%**	**13,797**	**8.0%**
Product NII	14,262	13,883	2.7%	13,104	8.8%
Volume	592,912	588,235	0.8%	555,842	6.7%
Spread (p.a.)	9.89%	9.81%	0.08 p.p.	9.69%	0.20 p.p.
Market NII	**325**	**258**	**26.1%**	**(647)**	**n.a.**
NII	**15,227**	**14,751**	**3.2%**	**13,151**	**15.8%**

Net interest income reached R$ 15,227 million in 3Q24, advancing by 3.2% over three months. Client NII amounted to R$ 14,902 million, achieving growth of 2.8% for the quarter, while market NII rose by 26.1% in the same period.

On an annual comparison basis, net interest income increased by 15.8%, driven by the market NII, while the client NII expanded by 8.0%.

During the quarter, client NII increased by 2.8%, benefiting from product NII, which advanced by 2.7% due to credit NII and funding NII, both supported by the increase in average volume, as well as a greater number of days in the quarter. Compared to the previous year, client NII rose by 8.0%, also reflecting growth in average volumes and spreads increase, the last one advancing by 0.20 p.p in the annual comparison and 0.08 p.p quarterly, primarily due to the credit mix.

Market NII increased 26.1% in the quarter, reaching R$ 325 million, beneficiated by stronger treasury results. Annually, it showed a significant recovery with positive results year-to-date in 2024, despite the volatile macroeconomic environment.

Evolution of net interest income

R$ million



0.20 p.p.
0.08 p.p.
Spread (p.a.)
9.69%
9.73%
10.01%
9.81%
9.89%
NII
13,151
13,780
14,790
14,751
15,227
Client NII
13,797
13,882
14,457
14,493
14,902
Market NII
(647)
(102)
333
258
325
3Q23
4Q23
1Q24
2Q24
3Q24

NII YoY growth



4.4%
8.8%
14.5%
10.6%
15.8%
3Q23
4Q23
1Q24
2Q24
3Q24

Fees

R$ million	3Q24	2Q24	3Q24 x 2Q24	3Q23	3Q24 x 3Q23
Cards	1,371	1,328	3.2%	1,198	14.4%
Current Account	920	887	3.7%	853	7.8%
Insurance Fees	1,058	992	6.6%	946	11.9%
Credit Operations	616	578	6.6%	528	16.6%
Securities Brokerage and Placement	350	441	-20.7%	390	-10.2%
Asset Management	430	381	12.7%	360	19.3%
Asset management and pension funds	190	150	26.7%	138	37.8%
"Consórcios"	240	231	3.7%	222	8.0%
Collection Services	299	302	-1.1%	337	-11.2%
Others	291	273	6.6%	96	n.a.
Total Fees	**5,334**	**5,182**	**2.9%**	**4,707**	**13.3%**

Fees reached R$ 5,334 million in 3Q24, increasing by 2.9% over three months, due to higher revenues from insurance, cards, and asset management. On a year-over-year basis, the increase was 13.3%, fueled by revenues from cards, insurance, and credit operations.

Evolution of total fees

R$ million


13.3%
2.9%
4,707
5,007
4,886
5,182
5,334
3Q23
4Q23
1Q24
2Q24
3Q24

3Q24 fee breakdown

R$ million


4,707
173
67
112
88
(40)
69
(38)
196
5,334
3Q23
Cards
Current Account
Insurance Fees
Credit Operations
Securities Brokerage and Placement
Asset Management
Collection Services
Others
3Q24

Cards

Cards revenues totaled R$ 1,371 million in 3Q24, marking an increase of 3.2% for the quarter, thanks to a 2.7% growth in credit turnover. Compared to 3Q23, these revenues grew by 14.4%, primarily owing to a 15.0% expansion in credit turnover, supported by a 10% increase in average spending and a 5 p.p. rise in card activation within three months of signing up.

Turnover and average spending[1]

R$ billion


100
110
104
107
110
86.2
96.2
89.6
92.8
94.9
26.8
29.7
26.5
26.3
26.6
59.3
66.5
63.1
66.4
68.3
3Q23
4Q23
1Q24
2Q24
3Q24
Credit
Debit
Average spending (base 100)

Cards revenues

R$ million


1,198
1,308
1,238
1,328
1,371
3Q23
4Q23
1Q24
2Q24
3Q24

(1) Credit Spending.

Insurance

Insurance fees were R$ 1,058 million in 3Q24, rising by 6.6% for the quarter, given the performance of loan-related insurance, reflecting the origination in auto loans, goods and services, and protected cards, as well as in the open category, meaning non-loan-related insurance, with higher sales in vehicles, personal accidents, and life insurance for individuals.

Compared to the same period last year, these revenues grew by 11.9% in loan-related insurance, resulting from an increase in loan origination volumes, particularly among individuals, and in the open category for the products mentioned above.


Insurance Revenue
R$ million
946
1,023
951
992
1,058
3Q23
4Q23
1Q24
2Q24
3Q24

Securities Brokerage and Placement

Securities brokerage and placement service fees reached R$ 350 million during the period, down by 20.7% over the quarter and 10.2% compared to the same period one year earlier. In both periods, those fees were impacted by a lower capital markets activity resulting in a reduction in securities placements.


Securities brokerage and placement revenues
R$ million
390
475
394
441
350
3Q23
4Q23
1Q24
2Q24
3Q24

Current Account

Current account service fees totaled R$ 920 million in 3Q24, rising by 3.7% over three months, particularly in SMEs, due to higher transaction volumes and customer base expansion. In comparison to 3Q23, these revenues experienced growth of 7.8%.


Current account revenues
R$ million
41.5
42.1
43.1
44.5
45.1
853
855
851
887
920
3Q23
4Q23
1Q24
2Q24
3Q24
Current Account
Account holders (million)

Asset Management

Asset management fees amounted to R$ 430 million in the quarter, an increase of 12.7% over three months and 19.3% for the year, due to higher investment fund management revenues, especially in pension funds. In "consórcios", these revenues rose by 3.7% quarterly and 8.0% annually, fueled by origination growth in recent periods.


Asset Management revenues
R$ million
360
354
368
381
430
222
230
230
231
240
138
124
137
150
190
3Q23
4Q23
1Q24
2Q24
3Q24
Asset Management
"Consórcios"

Credit operations and Collections Services

Fees from credit operations hit R$ 616 million in 3Q24, an increase of 6.6% over three months and 16.6% in the annual comparison, due to credit origination growth which generates theses fees. Meanwhile, collection service revenues totaled R$ 299 million during the period, declining 1.1% over three months and 11.2% yearly.

Allowance for loan losses and cost of risk

R$ million


4.3%
4.0%
3.8%
3.7%
3.7%
5,618
6,837
6,105¹
6,043
5,896 ¹
5,884
6,487
6,924
6,765
6,631
6,797
(869)
(820)
(723)
(735)
(913)
3Q23
4Q23
1Q24
2Q24
3Q24
LLP
Recovery of written-off loans
Cost of risk - 12M²
Including specific case in Wholesale

Managerial allowance for loan losses came to R$ 5,884 million in 3Q24, decreasing by 0.2% over the quarter, which is attributed to an improved recovery performance. When compared to the same period of 2024 there was an increase of 4.7%, slightly below the growth of the credit portfolio.

Loan losses provision expenses in 3Q24 climbed by 2.5% over three months and 4.8% for the year, largely driven by the expansion of portfolios in the retail segment.

Revenue from the recovery of written-off loans reached R$ 913 million in the quarter, showing increases of 24.2% in three months and 5.1% over the year. We have been more rigorous in credit renegotiation processes, which has impacted the balance of renegotiated operations but has not affected the recovered volumes, underscoring the efficiency of our operating strategy. We maintain our commitment to operating with excellence, technology, and data utilization, achieving a more accurate assessment of our customers' life stages.

Recurring twelve-month cost of risk[2] was 3.7%, stable in the quarter and down by 0.6 p.p. over the year, owing to lower allowance for loan losses and the expansion of the loan portfolio.

Coverage ratio (Over 90 days)


230%
222%
209%
215%
200%
Sep/23
Dec/23
Mar/24
Jun/24
Sep/24

The coverage ratio was 200% at the end of September 2024, falling by 15 p.p. in the quarter and 30 p.p. over the year. The balance of allowance for loan losses totaled R$ 34,502 million at the end of the quarter, dropping by 5.6% in three months and 0.4% from the previous year. The decrease in the coverage ratio is mainly attributable to the settlement of a Chapter 11 case related to a wholesale customer.

(1) Disregards (i) additional provision booked for a specific case in Wholesale in 4Q23 and (ii) additional provision booked in 2Q24 of R$ 1,930 million. (2) The cost of risk disregards the effects previously mentioned.

NPL Formation[1]


1.05%
1.36%
1.32%
1.20%
1.10%
5,250
6,839
6,820
6,313
5,902
3Q23
4Q23
1Q24
2Q24
3Q24
NPL formation w/o renegotiated portfolio (R$ million)
NPL formation w/o renegotiated portfolio over the total portfolio1

NPL formation reached R$ 5,902 million in 3Q24, a reduction of R$ 411 million over the quarter, primarily influenced by the improved quality of the portfolio and a decrease in write-off. The NPL formation to loan portfolio ratio stood at 1.10% for the quarter, marking a decrease of 0.11 p.p. in three months and an increase of 0.04 p.p. for the year.

Write-off


1.35%
1.18%
1.17%
1.12%
1.05%
6,754
6,026
6,110
5,939
5,633
3Q23
4Q23
1Q24
2Q24
3Q24
Write-off (R$ million)
Write-off over loan portfolio2

Write-off amounted to R$ 5,633 million in 3Q24, representing a drop of 5.2%, R$ 306 million in the quarter. During this period, the write-off to loan portfolio ratio hit 1.05%, representing a decline of 0.07 p.p. in the quarter and 0.30 p.p. in twelve months.

Renegotiated loan portfolio[3]


52.7%
53.8%
54.3%
53.7%
53.0%
6.8%
6.3%
6.0%
5.6%
5.5%
18,108
34,334
17,628
32,761
17,220
31,696
16,259
30,290
15,650
29,538
Sep/23
Dec/23
Mar/24
Jun/24
Sep/24
Allowance for loan losses over renegotiated porfolio (R$ million)
Renegotiated Portfolio (R$ million)
Provisioning ratio
Renegotiated Portfolio to total porfolio ratio

The renegotiated portfolio totaled R$ 29,538 million at the end of September 2024, falling by 2.5% in three months and 14.0% over twelve months. In the quarter, the renegotiated portfolio provisioning ratio reached 53.0%, a decrease of 0.7 p.p. in the quarter and an increase of 0.2 p.p. for the year. The renegotiated portfolio to the total loan portfolio ratio stood at 5.5%, down by 0.1 p.p. from 2Q24 and 1.3 p.p. lower than September 2023.

(1) NPL Formation ex-renegotiated loans is calculated by adding the portfolio written-off as loss during the period to changes in the balance of the over-90-day non-performing loan portfolio, over the loan portfolio of the preceding quarter, excluding renegotiated portfolio. (2) Average loan portfolio balance for the last two quarters. (3) These operations include loan agreements that have been renegotiated to enable payment under mutually agreed conditions with customers, including renegotiations of loans that had been written off in previous periods.

Asset quality

NPL ratio (15 to 90-days)


5.6%
5.2%
5.1%
4.9%
4.9%
4.0%
3.8%
3.8%
3.5%
3.6%
1.9%
1.7%
2.0%
1.6%
1.6%
Sep/23
Dec/23
Mar/24
Jun/24
Sep/24
Corporate and SMEs
Individuals
Total


5.0%
4.8%
4.9%
4.3%
4.1%
0.5%
0.1%
0.4%
0.1%
0.1%
Sep/23
Dec/23
Mar/24
Jun/24
Sep/24
SMEs
Corporate

NPL ratio 15 to 90 days was 3.6% at the end of September 2024, remaining virtually stable over the quarter and decreasing by 0.5 p.p. in the year, explained by significant improvements in both the Corporate & SMEs and the Individual segments.

Within Individuals, the NPL ratio 15 to 90 days remained stable in the quarter, reaching 4.9% at the end of September 2024. Over the year, there was a decrease of 0.7 p.p. with improvements seen in nearly all segments.

In the Corporate & SMEs segment, the ratio ended September 2024 at 1.6% in, stable for the quarter.

On an annual comparison basis, there was a drop of 0.3 p.p. in this ratio. Among SMEs, the indicator stood at 4.1%, implying a decline of 0.2 p.p. in the quarter and a decrease of 0.9 p.p. over the year. For Corporate, the ratio remained at 0.1%, stable in the quarter, and down by 0.3 p.p. compared to the previous year.

NPL ratio (over 90-days)


4.2%
4.3%
4.3%
4.2%
4.2%
3.0%
3.1%
3.2%
3.2%
3.2%
1.3%
1.4%
1.5%
1.6%
1.7%
Sep/23
Dec/23
Mar/24
Jun/24
Sep/24
Corporate and SMEs
Individuals
Total


3.9%
4.1%
4.4%
4.7%
4.8%
0.1%
0.1%
0.1%
0.2%
0.1%
Sep/23
Dec/23
Mar/24
Jun/24
Sep/24
SMEs
Corporate

NPL ratio over 90 days hit 3.2% at the end of September 2024, advancing by 0.1 p.p. over the quarter and 0.2 p.p. in the year, particularly due to the Corporate & SMEs segment, which increased 0.1 p.p. quarterly and 0.4 p.p. annually. Among Individuals, the ratio stayed stable for both the quarter and the year.

Within Individual customers, the NPL ratio over 90 days reached 4.2% in the quarter, remaining stable both quarterly and annually. For Corporate & SMEs customers, the ratio hit 1.7% at the end of September 2024, increasing by 0.1 p.p. in the quarter and 0.4 p.p. in the year, partially explained by the contraction of the loan portfolio in the Corporate segment, which reduces the denominator of the ratio.

For SMEs, the ratio stood at 4.8%, advancing by 0.1 p.p. in the quarter and 0.9 p.p. for the year, particularly concentrated within the E1 segment, comprising companies with annual revenue of up to R$ 3 million, a behavior partially attributed to the renegotiated portfolio. In the Corporate segment, the ratio hit 0.1%, falling by 0.1 p.p. quarterly and remaining stable in annual terms, staying within controlled levels.

Expenses

R$ million	3Q24	2Q24	3Q24 x 2Q24	3Q23	3Q24 x 3Q23
Outsourced Services, Transports, Security and Financial System	(1,042)	(983)	6.0%	(950)	9.7%
Advertising, promotions and publicity	(151)	(162)	-6.9%	(209)	-27.7%
Data processing	(697)	(696)	0.1%	(590)	18.2%
Communications	(71)	(78)	-8.5%	(88)	-18.6%
Rentals	(181)	(186)	-2.9%	(217)	-16.8%
Maintenance and conservation of assets	(80)	(72)	10.5%	(82)	-2.2%
Water, Electricity and Gas	(39)	(44)	-10.8%	(38)	3.1%
Material	(27)	(29)	-9.3%	(29)	-8.4%
Other	(331)	(280)	18.4%	(303)	9.4%
Subtotal	**(2,619)**	**(2,531)**	**3.5%**	**(2,505)**	**4.6%**
Depreciation and Amortization[1]	(812)	(805)	0.9%	(797)	1.9%
Total Administrative Expenses	**(3,431)**	**(3,336)**	**2.9%**	**(3,302)**	**3.9%**
Compensation[2]	(2,250)	(1,988)	13.2%	(1,793)	25.4%
Charges	(305)	(524)	-41.8%	(520)	-41.4%
Benefits	(437)	(436)	0.2%	(438)	-0.3%
Training	(17)	(14)	21.2%	(15)	15.5%
Other	(17)	(17)	-0.2%	(26)	-34.8%
Total Personnel Expenses[2]	**(3,026)**	**(2,979)**	**1.6%**	**(2,793)**	**8.3%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	(5,645)	(5,510)	2.5%	(5,298)	6.6%
Total General Expenses	**(6,457)**	**(6,314)**	**2.3%**	**(6,095)**	**5.9%**
Employees	55,035	55,091	(56)	55,739	(704)
Stores and points of sale	2,374	2,507	(133)	2,756	(382)

General expenses totaled R$ 6,457 million in 3Q24, growing by 2.3% in the quarter and 5.9% year-over-year, impacted by 2023 and 2024 collective bargaining agreement, applied to the employee salary base throughout the quarter, and by variable compensations, as well as increased investments in technology. It is worth noting that most of the expense growth in the quarter is related to business expansion and technology projects[3] (+R$ 76 million, +3.6% QoQ), while recurring expenses climbed by +1.6% QoQ, a rise of R$ 66 million in the period.

The efficiency ratio stood at 38.9% in 3Q24, a reduction of 0.4 p.p. in the quarter and 3.6 p.p. year-on-year, benefited by revenue growth (+15.1% YoY) outpacing the increase in expenses during the period (+5.9% YoY). We remain committed to efficient cost management and a thorough approach to optimizing our processes.


R$ million
6,095
797
2,505
2,793
6,582
793
2,838
2,952
6,297
802
2,436
3,059
6,314
805
2,531
2,979
6,457
812
2,619
3,026
3Q23
4Q23
1Q24
2Q24
3Q24
Personnel Expenses
Administrative Expenses
Depreciation and Amortization


42.5%
43.0%
39.7%
39.3%
38.9%
3Q23
4Q23
1Q24
2Q24
3Q24
Efficiency ratio

Other Operating Income and Expenses

R$ million	3Q24	2Q24	3Q24 x 2Q24	3Q23	3Q24 x 3Q23
Results from credit cards	(368)	(465)	-20.8%	(367)	0.2%
Provisions for contingencies	(1,000)	(1,105)	-9.6%	(1,009)	-1.0%
Other	(1,245)	(964)	29.1%	(924)	34.7%
Other Operating Income (Expenses)	**(2,613)**	**(2,535)**	**3.1%**	**(2,301)**	**13.6%**

(1) Excluding 100% of the goodwill amortization expense of R$ 117 million in 3Q24, R$ 85 million in 2Q24 and R$ 85 million in 3Q23. (2) Including profit-sharing. (3) Expenses with business expansion and technology projects include expenses that must support our future growth, such as software amortization and commissions with third-parties in boosting sales.

Balance Sheet

R$ million

	Sep/24	Jun/24	Sep/24 x Jun/24	Sep/23	Sep/24 x Sep/23
Current Assets and Long-term Assets	**1,269,415**	**1,232,698**	**3.0%**	**1,147,884**	**10.6%**
Cash and Cash Equivalents	18,566	10,784	72.2%	13,250	40.1%
Interbank Investments	149,639	121,389	23.3%	138,109	8.3%
Securities and Derivative Financial Instruments	299,221	302,157	-1.0%	271,079	10.4%
Interbank Accounts	118,756	110,761	7.2%	106,978	11.0%
Lending Operations	418,468	417,435	0.2%	388,356	7.8%
Other Receivables	262,297	267,683	-2.0%	227,723	15.2%
Other Assets	2,467	2,491	-1.0%	2,390	3.2%
Permanent Assets	**15,938**	**15,927**	**0.1%**	**14,209**	**12.2%**
Temporary Assets	2,960	2,888	2.5%	924	n.a.
Fixed Assets	4,967	5,223	-4.9%	5,733	-13.4%
Intangibles	8,011	7,816	2.5%	7,552	6.1%
Total Assets	**1,285,352**	**1,248,625**	**2.9%**	**1,162,093**	**10.6%**
Current Liabilities and Long-term Liabilities	**1,195,385**	**1,159,539**	**3.1%**	**1,076,131**	**11.1%**
Deposits	495,854	497,074	-0.2%	465,528	6.5%
Money Market Funding	152,925	143,563	6.5%	135,858	12.6%
Funds from Acceptance and Issuance of Securities	153,699	150,973	1.8%	149,815	2.6%
Interbank Accounts	3,531	1,807	95.4%	2,545	38.7%
Interbranch Accounts	6,799	4,445	53.0%	4,411	54.1%
Borrowings	109,867	99,328	10.6%	94,720	16.0%
Domestic Onlendings - Official Institutions	9,149	9,137	0.1%	13,017	-29.7%
Derivative Financial Instruments	31,077	28,422	9.3%	27,170	14.4%
Other Payables	232,484	224,790	3.4%	183,067	27.0%
Minority Interest	**1,197**	**1,131**	**5.8%**	**1,169**	**2.4%**
Equity	**88,770**	**87,955**	**0.9%**	**84,793**	**4.7%**
Total Liabilities	**1,285,352**	**1,248,625**	**2.9%**	**1,162,093**	**10.6%**

Total assets amounted to R$ 1,285 billion at the end of September 2024, marking an increase of 2.9% over three months, primarily driven by growth in interbank investments. When compared to the same period of 2023, there was an expansion of 10.6%, reflecting growth in the loan and securities portfolios. Shareholders' equity reached R$ 88,770 million during the period, rising by 0.9% in three months and 4.7% over twelve months.

Expanded loan portfolio

R$ million	Sep/24	Jun/24	Sep/24 x Jun/24	Sep/23	Sep/24 x Sep/23
Individuals	250,894	248,932	0.8%	232,721	7.8%
Consumer Finance	79,013	75,450	4.7%	66,112	19.5%
SMEs	72,305	70,922	2.0%	64,030	12.9%
Corporate	133,746	143,199	-6.6%	139,764	-4.3%
Total	**535,958**	**538,502**	**-0.5%**	**502,626**	**6.6%**
Private Securities	59,897	60,413	-0.9%	64,973	-7.8%
Guarantees	67,648	66,677	1.5%	57,888	16.9%
Expanded Portfolio	**663,503**	**665,592**	**-0.3%**	**625,487**	**6.1%**

The loan portfolio totaled R$ 535,958 million at the end of September 2024, as a result of disciplined capital allocation, prioritizing our efforts in higher profitability lines and maintaining good asset quality, resulting in a reduction of 0.5% compared to the previous quarter, primarily impacted by a 6.6% decrease in Corporate loans. Over twelve months, the loan portfolio showed an increase of 6.6%. Disregarding exchange rate fluctuations and a specific case in wholesale, the Corporate loan portfolio would have decreased by 3.5% QoQ and 4.8% YoY, while the total portfolio would have grown by 0.4% QoQ and 6.4% YoY. Over twelve months, the main portfolios with notable growth were: individuals +7.8%, Consumer Finance +19.5%, and SMEs +12.9%.

The expanded loan portfolio, which includes structured capital market operations involving credit risk and guarantees reached R$ 665,503 million, representing a decline of 0.3% from the previous quarter, partially offset by a 1.5% increase in guarantees during the period. Over the year, this portfolio grew 6,1%, primarily driven by a 16.9% rise in guarantees and an 81.5% increase in commercial notes.

Loan concentration[1]

R$ million – Sep/24	Volume (R$)	Volume / Total Portfolio
Biggest debtor	12,220	1.6%
10 biggest debtors	65,865	8.7%
20 biggest debtors	95,139	12.5%
50 biggest debtors	143,108	18.8%
100 biggest debtors	180,692	23.7%

At the end of September 2024, only **23.7%** of our loan exposure was concentrated among the top 100 largest debtors.

Loan portfolio by risk level


11%
8%
10%
30%
41%
10%
8%
11%
33%
39%
9%
8%
10%
34%
39%
D-H
C
B
A
AA
3Q23
2Q24
3Q24

As of the end of September 2024, loan portfolios rated as "AA to A" accounted for 73% of the total loan book, increasing by 1.5 p.p. from the previous quarter and 1.9 p.p. from a year earlier, reflecting our focus on portfolio quality. Portfolios rated "B to C", decreased by 1.0 p.p. quarterly and 0.1 p.p. annually, whereas "D to H" portfolios, fell by 0.5 p.p. in three months and 1.8 p.p. in twelve months.

(1) Including: the credit installments pending disbursement to construction companies/real estate developers; holdings in debentures, promissory notes, and mortgage receivables certificates (CRI), as well as the credit risk associated with derivatives.

Loan portfolio by product

R$ million	Sep/24	Jun/24	Sep/24 x Jun/24	Sep/23	Sep/24 x Sep/23
Individuals	250,894	248,932	0.8%	232,721	7.8%
Leasing / Auto loan	8,512	7,333	16.1%	5,277	61.3%
Credit Card	52,303	51,015	2.5%	46,156	13.3%
Payroll Loans	73,095	73,227	-0.2%	64,638	13.1%
Mortgages	61,333	60,939	0.6%	58,655	4.6%
Agricultural Loans	11,082	11,910	-6.9%	10,775	2.8%
Personal Loans / Other	44,568	44,509	0.1%	47,220	-5.6%
Consumer Finance	79,013	75,450	4.7%	66,112	19.5%
Individuals	68,006	65,343	4.1%	57,677	17.9%
Companies	11,007	10,107	8.9%	8,435	30.5%
Corporate and SMEs	206,050	214,120	-3.8%	203,794	1.1%
Leasing / Auto loan	3,762	3,690	1.9%	3,431	9.6%
Mortgages	2,314	2,255	2.6%	2,182	6.1%
Trade Finance	40,391	40,005	1.0%	41,975	-3.8%
On-lending	7,585	7,711	-1.6%	11,267	-32.7%
Agricultural Loans	12,522	13,236	-5.4%	7,049	77.6%
Working Capital / Others	139,476	147,223	-5.3%	137,890	1.2%
Total	**535,958**	**538,502**	**-0.5%**	**502,626**	**6.6%**
Private securities	59,897	60,413	-0.9%	64,973	-7.8%
Guarantees	67,648	66,677	1.5%	57,888	16.9%
Expanded Loan Portfolio	**663,503**	**665,592**	**-0.3%**	**625,487**	**6.1%**

Individuals loan portfolio

Individuals loan portfolio amounted to R$ 250,894 million at the end of September 2024, representing an expansion of 0.8% in three months and 7.8% over twelve months, highlighted by credit cards and auto loans.

The individual's credit card portfolio totaled R$ 52,303 million at the end of September 2024, increasing by 2.5% quarterly and 13.3% annually, reflecting the consistent and sustainable growth in credit turnover, as well as higher card activation.

The payroll loan portfolio reached R$ 73,095 million, experiencing a decline of 0.2% in the quarter, reflecting lending selectivity with a focus on return on capital, and a 13.1% growth on an annual basis.

The personal loans/other portfolio, which includes renegotiated loans, amounted to R$ 44,568 million, a quarterly rise of 0.1% and an annual drop of 5.6% primarily owing to the reduction in the renegotiated portfolio.

Individuals loan portfolio mix by product


2.3%
4.6%
20.3%
19.8%
25.2%
27.8%
2.9%
4.8%
17.9%
20.5%
24.5%
29.4%
3.4%
4.4%
17.8%
20.8%
24.4%
29.1%
Sep/23
Jun/24
Sep/24
Payroll Loans
Mortgages
Credt Card
Personal Loan/ Other
Agribusiness
Leasing/ Auto Loan

Consumer Finance and auto loans

The consumer finance portfolio totaled R$ 79,013 million, with most of it allocated towards vehicles, showing increases of 4.7% for the quarter and 19.5% for the year. Meanwhile, the total portfolio of auto loans to individuals, comprising operations conducted by both the Consumer Finance unit and the bank's distribution channels, reached R$ 71,821 million in the quarter, up by 5.4% in three months and 23.2% over twelve months.

Consumer Finance portfolio mix


R$ million
66,112
75,450
79,013
12%
11%
11%
88%
89%
89%
Sep/23
Jun/24
Sep/24
Vehicles
Goods & Services

Our lending expertise is a competitive edge, and the Consumer Finance unit continues to stand out as a key component of the credit pillar. With this, Consumer Finance cross-selling recorded an increase of 75% YoY. Furthermore, strategic partnerships with 6 of the Brazilian largest auto brands contributed to a 20% portfolio growth in the year, while keeping NPL over 90 days at controlled levels, with a 1 percentage point reduction over the same period.

Individual loan portfolio by channel


R$ million
58,290
68,148
71,821
5,277
7,333
8,512
53,014
60,816
63,309
Sep/23
Jun/24
Sep/24
Santander Financiamentos
Internal channel

Auto loan origination


R$ million
10,460
14,074
14,457
3Q23
2Q24
3Q24

Portfolio LTV (Sep/24): **59.4%**

Corporate and SMEs loans

The expanded companies' loan portfolio totaled R$ 316,487 million, a decrease of 2.6% over three months due to the Corporate segment, and an increase of 1.0% for the year. At the end of September 2024, 34.9% of our expanded Corporate & SMEs loan portfolio consisted of guarantees and private securities (stable YoY).

The expanded Corporate loan portfolio amounted to R$ 236,749 million, down by 4.0% in three months and 1.1% over twelve months, reflecting our greater selectivity seeking for higher returns. Disregarding exchange rate fluctuations and a specific case in Wholesale, the expanded portfolio in the segment would have decreased by 2.1% in the quarter and 1.3% in the year. In private securities, we saw a quarterly drop of 1.0% mostly due to debentures, while guarantees were stable over the same period.

The expanded SMEs loan portfolio amounted to R$ 79,738 million, advancing by 1.7% over three months and 7.8% in the year, with growth concentrated in "AA-H" rated portfolios, while private securities and guarantees remained stable during the quarter.

Expanded Corporate and SMEs loan portfolio mix by segment


R$ million
313,251
324,935
316,487
24%
24%
25%
76%
76%
75%
Sep/23
Jun/24
Sep/24
Corporate
SMEs

Expanded Corporate and SMEs loan portfolio mix by instrument


34.9%
65.1%
Private Securities and guarantees
Loan porfolio

Funding

R$ million	Sep/24	Jun/24	Sep/24 x Jun/24	Sep/23	Sep/24 x Sep/23
Demand deposits	39,264	39,159	0.3%	44,012	-10.8%
Saving deposits	57,144	57,980	-1.4%	57,283	-0.2%
Time deposits	393,946	395,408	-0.4%	359,383	9.6%
Repo products[1]	15,799	15,942	-0.9%	19,010	-16.9%
Mortgage (LCI) and Agribusiness (LCA) credit notes	81,520	81,384	0.2%	71,672	13.7%
Financial bills and others[2]	53,579	52,533	2.0%	60,005	-10.7%
Funding from clients (A)	**641,252**	**642,406**	**-0.2%**	**611,365**	**4.9%**
(-) Reserve Requirements	(92,565)	(86,104)	7.5%	(83,389)	11.0%
Funding Net of Reserve Requirements	**548,687**	**556,302**	**-1.4%**	**527,976**	**3.9%**
Borrowing and Onlendings	9,155	9,143	0.1%	13,074	-30.0%
Subordinated Debts	29,492	21,382	37.9%	19,950	47.8%
Offshore Funding	126,991	114,913	10.5%	111,570	13.8%
Total Funding (B)	**714,325**	**701,740**	**1.8%**	**672,570**	**6.2%**
Assets under management[3]	414,689	413,220	0.4%	405,437	2.3%
Total Funding and Asset under management	**1,129,014**	**1,114,959**	**1.3%**	**1,078,007**	**4.7%**
Total Credit from clients[4] (C)	595,854	598,915	-0.5%	567,600	5.0%
C/B (%)	83.4%	85.3%	-1.9 p.p.	84.4%	-1.0 p.p.
C/A (%)	92.9%	93.2%	-0.3 p.p.	92.8%	0.1 p.p.

The customer funding balance reached R$ 641,252 million at the end of September 2024, meaning a decrease of 0.2% in the quarter and an increase of 4.9% over the year. Although time deposits contributed to the reduction in funding from client's balance for the quarter, they were the main drivers of the annual increase. We also highlight the 13.7% growth in real estate credit notes ("LCIs") and agribusiness credit notes ("LCAs") for the year, influenced by the greater attractiveness of fixed income funding given the current interest rate levels, as well as our strategic focus on investments in the retail segment, supported by our AAA investment advisory model. As of the end of September 2024, Individuals[5] accounted for 44% of the total funding from clients, an increase of 2 p.p. over 12 months.

Capital

R$ million	Sep/24	Jun/24	Sep/24 x Jun/24	Sep/23	Sep/24 x Sep/23
Tier I Capital	90,633	84,219	7.6%	79,341	14.2%
CET1	75,809	77,058	-1.6%	72,776	4.2%
Additional Tier I	14,824	7,160	107.0%	6,565	125.8%
Tier II Capital	14,938	14,507	3.0%	13,680	9.2%
Adjusted Capital (Tier I and II)	**105,571**	**98,726**	**6.9%**	**93,021**	**13.5%**
Risk Weighted Assets (RWA)	**690,340**	**686,455**	**0.6%**	**652,080**	**5.9%**
Credit Risk Capital requirement	585,690	593,481	-1.3%	559,650	4.7%
Market Risk Capital requirement	44,007	35,494	24.0%	31,939	37.8%
Operational Risk Capital requirement	60,643	57,479	5.5%	60,491	0.3%
Basel Ratio	**15.3%**	**14.4%**	**0.9 p.p.**	**14.3%**	**1.0 p.p.**
Tier I (%)	**13.1%**	**12.3%**	**0.9 p.p.**	**12.2%**	**1.0 p.p.**
CET1 (%)	11.0%	11.2%	-0.2 p.p.	11.2%	-0.2 p.p.
Additional Tier I (%)	2.1%	1.0%	1.1 p.p.	1.0%	1.1 p.p.
Tier II (%)	**2.2%**	**2.1%**	**0.1 p.p.**	**2.1%**	**0.1 p.p.**

The BIS ratio reached 15.3%, rising by 0.9 p.p. in the quarter and 1.0 p.p. over the year, explained by the issuance of perpetual subordinated notes amounting to R$ 7.6 billion, as disclosed to the market on September 5th, 2024. This issuance will replace the Level 1 debt instrument issued in 2018, which will be fully repurchased in November of this year.

(1) Backed by debentures. (2) Notes secured by real estate ("LIG"), and certificates of structured operations ("COE"). (3) According to ANBIMA criteria. (4) Disregarding guarantees. Considering private securities. (5) Includes the Private Banking.

Reconciliation of accounting and managerial results

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

	3Q24	Reclassifications					3Q24
R$ Million	**Accounting**	**Exchange Hedge[1]**	**Credit Recovery[2]**	**Amort. of goodwill[3]**	**Profit Sharing**	**Other events[4]**	**Managerial**
Net Interest Income	**13,276**	**(55)**	**177**	**-**	**-**	**1,829**	**15,227**
Allowance for Loan Losses	(3,590)	-	(193)	-	-	(2,102)	(5,884)
Net Interest Income After Loan Losses	**9,686**	**(55)**	**(16)**	**-**	**-**	**(273)**	**9,343**
Fees	5,748	-	-	-	-	(414)	5,334
General Expenses	(5,853)	-	-	117	(639)	(82)	(6,457)
Personnel Expenses	(2,387)	-	-	-	(639)	-	(3,026)
Administrative Expenses	(3,466)	-	-	117	-	(82)	(3,431)
Tax Expenses	(1,464)	55	-	-	-	-	(1,409)
Investments in Affiliates and Subsidiaries	69	-	-	-	-	-	69
Other Operating Income/Expenses	(3,398)	-	16	-	-	769	(2,613)
Operating Income	**4,789**	**-**	**(0)**	**117**	**(639)**	**(0)**	**4,267**
Non Operating Income	66	-	-	-	-	-	66
Net Profit Before Tax	**4,855**	**-**	**(0)**	**117**	**(639)**	**(0)**	**4,333**
Income Tax and Social Contribution	(630)	-	-	-	-	-	(630)
Profit Sharing	(639)	-	-	-	639	-	-
Minority Interest	(39)	-	-	-	-	-	(39)
Net Profit	**3,548**	**-**	**(0)**	**117**	**-**	**(0)**	**3,664**

	2Q24	Reclassifications					2Q24
R$ Million	**Accounting**	**Exchange Hedge[1]**	**Credit Recovery[2]**	**Amort. of goodwill[3]**	**Profit Sharing**	**Other events[4]**	**Managerial**
Net Interest Income	**14,545**	**277**	**11**	**-**	**-**	**(82)**	**14,751**
Allowance for Loan Losses	(7,685)	-	15	-	-	1,774	(5,896)
Net Interest Income After Loan Losses	**6,860**	**277**	**26**	**-**	**-**	**1,692**	**8,855**
Fees	5,583	-	-	-	-	(401)	5,182
General Expenses	(5,715)	-	-	85	(594)	(90)	(6,314)
Personnel Expenses	(2,385)	-	-	-	(594)	-	(2,979)
Administrative Expenses	(3,331)	-	-	85	-	(90)	(3,336)
Tax Expenses	(1,092)	(277)	-	-	-	-	(1,369)
Investments in Affiliates and Subsidiaries	44	-	-	-	-	-	44
Other Operating Income/Expenses	(3,238)	-	(26)	-	-	729	(2,535)
Operating Income	**2,442**	**-**	**0**	**85**	**(594)**	**1,930**	**3,863**
Non Operating Income	1,974	-	-	-	-	(1,930)	44
Net Profit Before Tax	**4,416**	**-**	**0**	**85**	**(594)**	**-**	**3,907**
Income Tax and Social Contribution	(530)	-	-	-	-	-	(530)
Profit Sharing	(594)	-	-	-	594	-	-
Minority Interest	(45)	-	-	-	-	-	(45)
Net Profit	**3,247**	**-**	**0**	**85**	**-**	**-**	**3,332**

Reconciliation of accounting and managerial results

R$ Million	3Q23 Accounting	Reclassifications Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	3Q23 Managerial
Net Interest Income	**13,758**	**73**	**(145)**	**-**	**-**	**(536)**	**13,151**
Allowance for Loan Losses	(6,038)	-	145	-	-	274	(5,618)
Net Interest Income After Loan Losses	**7,721**	**73**	**1**	**-**	**-**	**(262)**	**7,532**
Fees	5,239	-	-	-	-	(532)	4,707
General Expenses	(5,595)	-	-	85	(517)	(68)	(6,095)
Personnel Expenses	(2,278)	-	-	-	(517)	2	(2,793)
Administrative Expenses	(3,317)	-	-	85	-	(70)	(3,302)
Tax Expenses	(1,187)	(73)	-	-	-	-	(1,260)
Investments in Affiliates and Subsidiaries	47	-	-	-	-	-	47
Other Operating Income/Expenses	(3,162)	-	(1)	-	-	862	(2,301)
Operating Income	**3,062**	**-**	**0**	**85**	**(517)**	**-**	**2,630**
Non Operating Income	20	-	-	-	-	-	20
Net Profit Before Tax	**3,083**	**-**	**0**	**85**	**(517)**	**-**	**2,651**
Income Tax and Social Contribution	102	-	-	-	-	-	102
Profit Sharing	(517)	-	-	-	517	-	-
Minority Interest	(23)	-	-	-	-	-	(23)
Net Profit	**2,644**	**-**	**0**	**85**	**-**	**-**	**2,729**

(1) Foreign Exchange Hedge: gains (losses) on foreign currency investments from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible). This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (stores and subsidiaries);
(2) Credit Recovery: Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted. Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided;
(3) Amortization of Goodwill: reversal of goodwill amortization expense;
(4) Other events: Reclassifications from Other Operating Income/Expenses to Net Interest Income, Fees, and General Expenses.

2023
3Q23: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. Other Operating Income/Expenses and Fees: reclassification referring to insurance revenues from Fees to Other Operating Income/Expenses.

2024
2Q24: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. In Allowance for Loan Losses: additional provision of R$ 1,930 million. Non-operational results: revenue from the joint venture with Pluxee, with a positive impact of R$ 1,930 million.
3Q24: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. Other Operating Income/Expenses and Fees: reclassification referring to insurance revenues from Fees to Other Operating Income/Expenses.